[Graphic omitted]Ahold                                             Press Release

                                                        Royal Ahold
                                                        Corporate Communications




                                                  Date: May 25, 2004
                                  For more information: +13 75 659 57 20





Ahold posts response to request for inquiry


Zaandam, The Netherlands, May 25, 2004 -- Ahold today placed on its corporate website the document it filed with the Enterprise Chamber of the Amsterdam Court of Appeals. The company's comprehensive filing responds to a request for an inquiry by the VEB, the Association of Dutch Stockholders and other petitioners.

By publicly releasing its response, Ahold is following its previously communicated policy to be as open and transparent as reasonably possible under the circumstances to its shareholders, customers, employees and regulators.

The hearing before the Enterprise Chamber of the Amsterdam Court of Appeals regarding the inquiry request is scheduled to take place on June 17, 2004.



Ahold Corporate Communications: +31.75.659.5720


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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws and are intended to be covered by the sale harbors created thereby. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of such risks, uncertain ties and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may he required under applicable securities laws. Outside the Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
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                                                 Albert Heijnweg 1, Zaandam
                                                 P.O. Box 3050, 1500 HB Zaandam
                                                 The Netherlands
                                                 Phone:  +31 (0) 75 659 5720
                                                 Fax:    +31 (0) 75 659 8302